UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-40649

REE AUTOMOTIVE LTD.

(Translation of registrant’s name into English)

Kibbutz Glil-Yam

4690500, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

EXPLANATORY NOTE

Results of Special General Meeting of Shareholders

REE Automotive Ltd. (the “Company”) announced today the results of its Special General Meeting of Shareholders (the “Meeting”) held on November 13, 2025, at the Company’s headquarters at Kibbutz Glil-Yam, Israel.

At the Meeting, the Company’s shareholders voted upon all the proposals on the Meeting’s agenda. Each of the proposals was described in more detail in the Company’s Proxy Statement for the Meeting, which was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K, furnished to the Securities and Exchange Commission (“SEC”) on October 9, 2025, and as supplemented by the Company’s amendment to its Proxy Statement, which was included in a Report of Foreign Private Issuer on Form 6-K that was furnished to the SEC on November 12, 2025.

Each of the agenda items were voted upon and approved by the respective requisite majority, including the required special majority as applicable, in accordance with the Israeli Companies Law, 5759-1999, and the Company’s Amended and Restated Articles of Association.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s registration statements on Form S-8 (File Nos. 333-261130, 333-272145, 333-278319, 333-282346, 333-287381) and its registration statement on Form F-3 (File No. 333-276757), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REE AUTOMOTIVE LTD.

Date: November 17, 2025	By:	/s/ Avital Futterman
	Name:	Avital Futterman
	Title:	General Counsel

2